Mail Stop 4561

January 29, 2010

David Keaveney
President
Meiguo Acquisition Corp.
28248 North Tatum Blvd., Suite B-1-434
Cave Creek, Arizona 85331

>   **Re: Meiguo Acquisition Corp.**
>   **Amendment No. 1 to Registration Statement on Form 10**
>   **Filed January 14, 2010**
>   **File No. 000-53807**

Dear Mr. Keaveney:

        We have completed our review of the above-referenced filing and have no further comments at this time.

                                        Sincerely,

                                        Barbara C. Jacobs
                                        Assistant Director

cc: <u>Via facsimile to: (210) 579-1775</u>
        David E. Wise, Esq.